04015262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40963

MAR 23 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CARLIN EQUITIES, CORP.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CARLIN EQUITIES, CORP, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAYLIETTE LEWIS
Notary Public, State of New York
No. 01LE6085956
Qualified in Kings County
Commission Expires January 13, 2007

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carlin Equities Corp. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

To the Stockholders of
Carlin Equities Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Carlin Equities Corp. and Subsidiaries (the "Company") as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Carlin Equities Corp. and Subsidiaries at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
March 19, 2004

Carlin Equities Corp.

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,349,982
Receivable from clearing brokers	20,033,359
Securities owned, at market value	42,107,022
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $3,018,701	2,686,767
Due from affiliates	291,682
Other assets	943,190
Total assets	$ 67,412,002
Liabilities and stockholders' equity	
Liabilities:	
Commissions payable	$ 2,564,487
Securities sold, not yet purchased, at market value	43,960,256
Accounts payable and accrued expenses	6,147,299
Other liabilities	546,358
Total liabilities	53,218,400
Minority interests in net assets of subsidiaries	69,446
Liability subordinated to claims of general creditor	2,000,000
Stockholders' equity:	
Common stock, no par value: 34.7 shares authorized, issued and outstanding	–
Additional Paid-in-Capital	2,107,335
Retained Earnings	10,016,821
Total stockholders' equity	12,124,156
Total liabilities and stockholders' equity	$ 67,412,002

See accompanying notes to Consolidated Statement of Financial Condition.

1. Organization

Carlin Equities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions, interest and trading profits. Securities transactions for the Company's customers are cleared through and carried by Spear, Leeds & Kellogg ("SLK"), Pershing, and Fiserv, Inc. ("Fiserv"), all New York Stock Exchange member firms, on a fully disclosed basis. Futures transactions are cleared through Refco Securities, LLC ("REFCO"), SLK Futures, and Penson Futures. The Company is also engaged in proprietary trading of securities.

The consolidated statement of financial condition includes the accounts of the Company and its 80% owned subsidiaries, Carlin Futures LLC ("Carlin Futures") and GTP Futures, LLC ("GTP Futures"), as well as its wholly-owned subsidiaries TSD Trading LLC ("TSD") and U.S. Trading Corp ("USTC").

Carlin Futures is registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association. TSD and USTC are registered as broker-dealers with the SEC and are members of the NASD. TSD was subsequently sold in January 2004; see Footnote 11 for further details. Carlin Futures, GTP Futures, USTC and TSD act as introducing brokers for which they earn commissions. All transactions for the customers of Carlin Futures, GTP Futures, USTC and TSD are cleared through and carried by their clearing brokers on a fully disclosed basis.

2. Significant Accounting Policies

The Company restated the beginning balance of retained earnings to reflect the appropriate reporting of prior years' minority interest. The impact of this adjustment reduced the balance of stockholders' equity previously reported at December 31, 2002 by $264,404.

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. All intercompany balances and transactions are eliminated in consolidation.

2. Significant Accounting Policies (continued)

The Company and its subsidiaries record securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices.

Commissions payable consists of compensation payments to registered representatives and branches not owned by the Company and its subsidiaries.

Furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, not exceeding seven years.

The Company and its subsidiaries consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Receivable from Clearing Brokers

The clearing and depository operations for the Company, its subsidiaries' and customers' securities transactions are provided by SLK, REFCO, Pershing, Fiserv and Penson (collectively the "Clearing Brokers") pursuant to clearance agreements. The Clearing Brokers charge interest on debit balances, and pay interest on credit balances and on securities sold, not yet purchased.

At December 31, 2003, all of the securities owned and securities sold, not yet purchased, and the amount receivable from Clearing Brokers reflected on the consolidated statement of financial condition are security positions with and amounts due from the Clearing Brokers. Cash at the Clearing Brokers that is related to securities sold, not yet purchased is restricted until the securities are purchased.

The Company and its subsidiaries do not carry accounts for customers or perform custodial functions related to customers' securities. The Company and its subsidiaries introduce all of their customer/members transactions, which are not reflected in this consolidated statement of financial condition, to the Clearing Brokers, which maintain the customers' accounts and clear such transactions.

For transactions in which the Company and its subsidiaries, through their Clearing Brokers, extend credit to customers, the Company, its subsidiaries, and their Clearing Brokers seek to control the risks associated with these activities by requiring customers/members to maintain

3. Receivable from Clearing Brokers (continued)

margin collateral in compliance with various regulatory and internal guidelines. The Company, its subsidiaries, and the Clearing Brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company and its subsidiaries have agreed to indemnify the Clearing Brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the Clearing Brokers for these transactions.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2003 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
US Treasury obligations	$ 302,309	$ -
Fixed Income	535,610	884,488
Options	20,570	10,100
Equities	41,248,536	43,065,668
Total	$42,107,025	$43,960,256

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the consolidated financial statements.

5. Commitments and Contingencies

The Company entered into two operating lease agreements for office space: the "Second Floor Lease" and the "Twenty-first Floor Lease." The Company subleases additional office space under a verbal operating sublease agreement ("Twelfth Floor Lease") with SLK, which provides for the leasing of the Company's Corporate headquarter offices in New York. The Second Floor Lease, effective August 20, 1999, expires on March 31, 2005.

5. Commitments and Contingencies (continued)

The approximate aggregate minimum future lease payments under the Second Floor Lease, the Twelfth Floor Lease and Twenty First Floor Lease, are as follows:

Year ending December 31:	
2004	$ 960,410
2005	240,102
	$ 1,200,512

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $278,400 for the Second Floor Lease and $840,000 for the Twelfth Floor Lease, and $540,000 for the Twenty-First Lease, for the year ended December 31, 2003.

The Company and a subsidiary have been named in various legal and arbitration proceedings. Management believes that it has a meritorious defense for all such proceedings. After considering all relevant facts and the advice of counsel, in the opinion of Management, such proceedings will not have a material adverse effect on the Company's consolidated statement of financial condition.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

6. Concentration of Credit Risk

The Company and its subsidiaries maintain cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. Related Party Transactions

Due from affiliates represents various expenses paid by the Company on behalf of those entities.

7. Related Party Transactions (continued)

Certain shareholders of the Company are shareholders of the managing members of Generic Trading of Philadelphia, LLC ("GTP").

The Company has a management agreement with a related company whose shareholders in the managing member are also shareholders of the Company. Pursuant to the agreement the Company makes available its facilities and employees to provide administrative and brokerage services and office space.

On July 9, 2003 the Company entered into a $2,000,000 subordinated with SLK. The Company pays interest on the subordinated loan at 7% per annum. The loan is scheduled to mature on July 9, 2004. This loan and the interest thereon is subordinated to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. The Company estimated the stated value of the subordinated loan to equal its fair value.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

9. Net Capital Requirements

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $100,000, which ever is greater. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 or $100,000, whichever is greater. Minimum net capital is defined as the greater of 6⅔% of aggregate indebtedness or $100,000.

9. Net Capital Requirements (continued)

At December 31, 2003, the Company had net capital of $2,759,672, which was $2,188,548 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 3.1 to 1.

TSD and USTC are also subject to the Rule. At December 31, 2003, TSD had net capital of $302,266, which was $202,266 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.24 to1. At December 31, 2003, USTC had net capital of $236,353, which was $136,353 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 2.0 to1.

Carlin Futures is subject to the minimum financial requirements adopted and administered by the CFTC (Regulation 1.17). At December 31, 2003, Carlin Futures had adjusted net capital of approximately $171,765, which was $141,765 in excess of the minimum required under the regulations of the CFTC.

Certain advances, dividend payments, and other equity withdrawals by the Company and its subsidiaries are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Brokers ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and its subsidiaries and the Clearing Brokers, which requires, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company and its subsidiaries, if applicable.

10. Subsequent Events

On January 16, 2004, the Company entered in an agreement to sell its interest in TSD to Dahlman Rose Weiss, LLC for the amount of $460,550, which includes a return of invested capital.